FCF Securities and

Derivatives LLC

Annual Audit Report

December 31, 2024

Public Document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68831

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/24 _____ AND ENDING 12/31/24 _____

  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _ FCF Securities and Derivatives, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
  ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

425 South Financial PL

(No. and Street)

Chicago	IL	60605
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Helene Berson	415-203-3960	hberson@fcfgroupholdings.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP

(Name – if individual, state last, first, and middle name)

141 W. Jackson Blvd., Suite 2250	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

3/24/09		3407	
(Date of Registration with PCAOB)(if applicable)			(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard McDevitt _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ **FCF Securities Derivatives LLC** _____, as of December 31 , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ROMAN MILLER
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 18, 2026

Signature:

Title:
Chief Executive Officer

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of FCF Securities and Derivatives, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FCF Securities and Derivatives, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of FCF Securities and Derivatives, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of FCF Securities and Derivatives, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to FCF Securities and Derivatives, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

We have served as FCF Securities and Derivatives, LLC's auditor since 2016.
Chicago, Illinois
February 26, 2025

FCF Securities & Derivatives LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash	$	1,824,313
Deposit with clearing broker		450,000
Receivable from clearing broker		46,616
Right of use asset		261,756
Commissions receivable, net of $32,694 allowance		3,339,717
Due from affiliate		56,826
Fixed assets net of $9,424 accumulated depreciation		1,981
Prepaid expenses and other assets		65,801
Total Assets	$	6,047,010

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	2,101,693
Lease liability		266,525
Due to affiliate		3,452
Total Liabilities	$	2,371,670
Member's Equity		3,675,340
Total Liabilities and Member's Equity	$	6,047,010

See accompanying notes.

FCF Securities & Derivatives LLC

Notes to Financial Statement

December 31, 2024

---

1. **Organization**

   FOG Equities LLC (the "Company") was formed as a limited liability company on December 2, 2010. The Company is registered as a broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a principal on the Chicago Stock Exchange as of June 27, 2011. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Nasdaq Stock Exchange ("Nasdaq"). The Company's primary business is to provide Qualified Contingent Trade reporting to its institutional customers and provide other equity execution services. Effective January 1, 2017, the Company became a wholly owned subsidiary of FCF Group Intermediate Holdings, LLC. The Company merged with New Albion Partners, LLC ("NAP"), effective January 1, 2019. The Company assumed all assets and liabilities of NAP as of January 1, 2020.

   On November 4, 2024, FOG Equities LLC changed its name to FCF Securities & Derivatives LLC. FOG Equities is a business name under FCF Securities & Derivatives LLC.

2. **Significant Accounting Policies**

   Basis of Accounting
   The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

   Accounts Receivable
   The Company's receivables are due from various institutional companies, including broker dealers. Management reviews accounts receivable based on an analysis of each customer and establishes an allowance where collectability of all or part of a receivable becomes impaired.

   Revenue Recognition
   The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") Topic 606, Revenue from Contracts with Customers effective in 2018. The recognition and measurement of revenue is based on assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time.

   The Company provides brokerage execution services to various customers whereby a customer requests the Company to transact or execute the purchase or sale of a specific stock as instructed by the customer. The Company invoices these customers monthly for the various services in which the Company has purchased and sold pursuant to the customer requests. The Company believes that the performance obligation is met on the trade date of the trade execution as there are no further performance obligations once the transactions are executed by the Company.

   Exchange Rebates
   Rebates are based on activity at the NYSE Chicago Stock Exchange, NYSE TRF, and the Nasdaq TRF and are credited on a monthly basis.

   Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

FCF Securities & Derivatives LLC

Notes to Financial Statement

December 31, 2024

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments
ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

At December 31, 2024, the Company held no Level 1, Level 2 or Level 3 investments.

Income Taxes
The Company, a limited liability company, is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its direct owner/sole member, FCF Group Intermediate Holdings, LLC, which subsequently passes 100% of its taxable income and expenses to the ultimate holding company, FCF Group Holdings, LLC. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to examinations by major tax jurisdictions for years before 2021. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2024.

Depreciation
Depreciation is calculated using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software.

FCF Securities & Derivatives LLC

Notes to Financial Statement

December 31, 2024

2. Significant Accounting Policies (continued)

Accounting for Leases

In February 2016, FASB amended the guidance on accounting for leases. The new guidance required leases to recognize right-of-use (ROU) assets and lease liabilities on the balance sheet for the rights and obligations created by the qualifying leases. The recognition, measurement and presentation of the expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. The Company adopted the new guidance beginning on July 1, 2019. The commencement date of the lease was June 1, 2023 and ended November 1, 2024. At adoption, the Company recognized lease liabilities of $42,472, representing the present value of the remaining fixed lease payments based on the incremental borrowing rates as of December 31, 2022. The Company entered into a new lease with a commencement date of December 1, 2024. At adoption, the Company recognized lease liabilities of $264,980, representing the present value of the remaining fixed lease payments based on the incremental borrowing rates as of December 1, 2024. Changes in lease liabilities are based on current period interest expense and cash payments. The Company also recognized ROU assets of $42,472 for the first lease and $264,980 for the subsequent lease at adoption, which represents the measurement of the lease liabilities, prepaid lease payments made to lessors, initial direct costs incurred by the Company and lease incentives received. For further information, see Note 11 – Lease Commitment.

Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which includes providing options execution services to its institutional customers. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived over 50% of its total revenues from nine external customers in 2024.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1). This rule requires the Company to maintain a minimum net capital equal to the greater of 6-2/3% of aggregate indebtedness or $5,000. Further, the rule requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2024, the Company's net capital was $908,126 which was $767,465 in excess of the required net capital of $140,661. The Company's aggregated indebtedness to net capital ratio was 2.32 at December 31, 2024.

4. Risk Concentration

The Company's cash consists of cash held at various financial institutions where it may, at times, exceed government insurance limits during the year. At December 31, 2024 the Company had an uninsured cash balance of $295,630.

FCF Securities & Derivatives LLC

Notes to Financial Statement

December 31, 2024

5. Deposit with Clearing Organization

The Company's clearing organization, RBC Clearing & Custody ("Clearing firm"), requires that it maintain at least $450,000 in deposits.

At December 31, 2024, the Company had $450,000 in deposits shown with deposits with clearing broker on the statement of financial condition.

6. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities floor broker, the Company acts in an agency only capacity for counterparties such as broker dealers, banks and other financial institutions. The Company does not commit capital or otherwise engage in proprietary trading activities. The Company maintains a fully disclosed clearing agreement with Clearing firm. The agreement between the Company and Clearing firm provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation. The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary. At December 31, 2024, the Company had recorded $32,694 for allowance for uncollectable receivables.

7. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

8. Occupancy

Occupancy expenses are for costs related to office space utilized by the Company.

9. Related Party Transactions

The Company maintains an expense sharing agreement with its affiliates under common control ((Casey Securities, LLC ("CSEC") and FCF Group Holdings LLC ("FCF").). Effective May 1, 2023, the Company revised its expense sharing agreement to include Hamilton Executions LLC ("Hamilton") a broker-dealer acquired and under common control. Effective October 1, 2024, the Company revised its expense sharing agreement to exclude RFA Securities ("RFA").

During the year ending December 31, 2024, the Company was charged by CSEC a total of $101,831 for shared office space and other expenses according to the agreement and charged CSEC a total of $188 for execution services/passthrough CHX fees. At December 31, 2024, the Company was owed $17,265 from CSEC which is reflected in due from affiliate on the statement of financial condition.

During the year ended December 31, 2024 the Company charged RFA a total of $29,572 for shared expenses according to the agreement.

During the year ended December 31, 2024 the Company charged Hamilton a total of $89,162 for shared expenses according to the agreement. At December 31, 2024, Hamilton owed the Company $39,561 which is presented as a due from affiliate on the statement of financial condition.

FCF Securities & Derivatives LLC

Notes to Financial Statement

December 31, 2024

9. Related Party Transactions (continued)

During the year ended December 31, 2024 the Company was charged by FCF a total of $9,408 for shared expenses according to the agreement. At December 31, 2024, the Company owed FCF $3,452 which is presented as a due to affiliate on the statement of financial condition.

10. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. During the year ended December 31, 2024, employee contributions totaled $103,970. The company subscribes to a profit-sharing plan that provides for non-elective contributions to non-highly compensated employees of the Company. During the year ended December 31, 2024, non-elective contributions made by the Company totaled $9,805.

11. Lease Commitment

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. Rent expense for the year ended December 31, 2024 totaled $57,117, which is included in occupancy costs on the statement of operations. The lease ended November 30, 2024 and a new operating lease went into effect on December 1, 2024. The Company has obligations under the operating leases with non-cancelable terms. Annual rentals for office space at December 31, 2024 under the new lease are approximately as listed below:

Year Ending December 31,	Amount
2025	$46,305
2026	52,876
2027	59,466
2028	55,556
2029	68,299
Thereafter	46,575
Total lease payments	329,077
Less imputed interest	(62,552)
Present value of lease liability	$266,525

12. Subsequent Events

The Company has evaluated the subsequent events through February 26, 2025, the date which the financial statements were available to be issued, noting no material events requiring disclosure except as noted below.

During the months of January and February, 2025, the Company had member's equity withdrawals totaling $500,000.